March 2, 2017

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

RE:	Command Security Corporation
Form 10-K for Fiscal Year Ended March 31, 2016
Filed June 27, 2016
Form 10-Q for Fiscal Quarter Ended Dec. 31, 2016
Filed February 13, 2017
File No. 001-33525

Dr. Mr. Spirgel,

This letter sets forth the responses of Command Security Corporation (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated February 22, 2017, relating to the Company’s Form 10-K for the year ended March 31, 2016, originally filed with the Commission on June 27, 2016 and the Company’s Form 10-Q for the quarter ended December 31, 2016 originally filed with the Commission on February 13, 2017 (the “Form 10-Q”). For the convenience of reference, the text of the comments in the Staff’s letter have been reproduced in the italicized type herein.

Form 10-Q for Fiscal Quarter Ended December 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, pages 15-17

1. We note a significant increase in accounts receivable of $8.7 million and a similar increase of $8.6 million on your revolving line of credit at December 31, 2016. Please tell us and disclose how you intend to meet working capital needs given your reliance on and the reduced available capacity of $5.3 million on your revolving line of credit at February 6, 2017. In your response, please discuss the factors that are impacting the collectability of your accounts receivables and management’s plans if the revolving line of credit is not extended beyond March 31, 2017. Please refer to Commission Release No. 33-8350.

Craig P. Coy Command Security Corporation March 2, 2017 Page 2 of 4

Response:

The Company agrees that between March 31, 2016 and December 31, 2016 accounts receivable and short-term borrowings increased by $8.7 million and $8.6 million, respectively, and accounts receivable increased by 25.9% as of December 31, 2016 as compared to December 31, 2015. The increase in both accounts receivable and debt was directly related to the 27.2% increase in revenues during the quarter ended December 31, 2016 as compared to the quarter ended December 31, 2015, as was stated on page 13 under Item 2. Management’s Discussion and Analysis (MD&A) of Financial Condition and Results of Operations in the Form 10-Q, as follows:

“Results of Operations

“Revenues

“Our revenues increased by $9.1 million, or 27.2%, to $42.7 million for the three months ended December 31, 2016 from $33.5 million in the corresponding period of the prior year. The increase in revenues was due mainly to the commencement of work under the contracts with the USPS in June 2016 and a large on-line retailer in April 2016 (emphasis added). In addition, revenues from a major transportation company increased by approximately $0.9 million and revenues from New York based healthcare facilities increased by approximately $0.2 million. These increases were partly offset by reductions in revenues of approximately $0.7 million from residential and retail customers, approximately $0.7 million from temporary airport construction related services and approximately $0.2 million from aviation related services.

“Our revenues increased by $19.8 million, or 19.4%, to $121.4 million for the nine months ended December 31, 2016 from $101.7 million in the corresponding period of the prior year. The increase in revenues was due mainly to the commencement of work under the contracts with the USPS in June 2016 and a large on-line retailer in April 2016 (emphasis added). In addition, revenues from a major transportation company increased by approximately $1.8 million, revenues from New York based healthcare facilities increased by approximately $0.8 million and revenues from financial and banking institutions increased by approximately $0.5 million. These increases were partially offset by reductions in revenues of approximately $2.2 million from temporary airport construction related services, approximately $1.9 million from residential and retail customers and approximately $1.5 million from California based technology companies.”

With respect to the Staff’s comment regarding factors impacting the collectability of accounts receivable, the Company submits that there are no specific factors negatively affecting or otherwise impacting the collectability of accounts receivable and, as stated above, the growth in accounts receivable is directly attributable to the significant increase in revenues in the periods between March 31, 2016 and December 31, 2016. Moreover, days sales outstanding (DSO) has remained materially consistent throughout the past eight (8) fiscal quarters, including the fiscal quarters ended March 31, 2016 and December 31, 2016.

Craig P. Coy Command Security Corporation March 2, 2017 Page 3 of 4

With respect to the Company’s working capital and short term borrowing needs, as described in the “Liquidity and Capital Resources” section of the MD&A in the Form 10-Q, our payroll is funded through our line of credit and therefore, there is the potential for significant variances in short-term borrowings and accrued expenses at a given month end depending on actual payroll payment dates. Specifically, on page 15 of the Form 10-Q, the Company summarizes its payroll payment policies, payroll funding practices and general customer payment practices as follows:

“We pay approximately 82% of our employees on a bi-weekly basis with the remaining employees being paid on a weekly basis, while customers pay for services generally within 60 days from the invoice date. We maintain a commercial revolving loan arrangement, currently with Wells Fargo Bank, National Association (“Wells Fargo”). We fund our payroll and operations primarily through borrowings under our $20.0 million credit facility with Wells Fargo (as amended, the “Credit Agreement”), described below under “Short Term Borrowings.”

“We principally use short-term borrowings under our Credit Agreement to fund our accounts receivable. Our short-term borrowings have supported the accounts receivable associated with our organic growth. We intend to continue to use short-term borrowings to support our working capital requirements.”

By way of example, in the month of December 2016, there were three (3) bi-weekly payroll periods paid (the third was on December 30, 2016) resulting in approximately six (6) days of payroll unpaid as of December 31, 2016. The last payroll paid in the month of March 2016 was on March 25, 2016 resulting in approximately 11 days of unpaid payroll at March 31, 2016. As such, there is potential for significant variances in short-term borrowings and accrued expenses at a given month end depending on actual payroll payment dates.

Furthermore, with respect to the Company’s credit agreement, management is confident that we will renew our credit agreement on or before March 31, 2017, and is currently working with Wells Fargo toward that objective. Our relationship with Wells Fargo dates back to 2009 and we have successfully demonstrated our ability to extend or renew this agreement, most recently in October 2016. Management believes that we adequately disclosed the financing risks inherent in our working capital financing, including management’s plans if the line of credit is not renewed, specifically in the following paragraph on page 15 of the Form 10-Q:

“We believe that our existing funds, cash generated from operations, and existing sources of and access to financing are adequate to satisfy our working capital, capital expenditure and debt service requirements for the foreseeable future. However, we cannot assure you that this will continue to be the case. We may be required to obtain alternative or additional financing to maintain and expand our existing operations through the sale of our securities, an increase in the amount of available borrowings under our Credit Agreement, obtaining additional financing from other financial institutions, or otherwise. The failure by us to obtain such financing, if needed, would have a material adverse effect upon our business, financial condition and results of operations.”

Craig P. Coy Command Security Corporation March 2, 2017 Page 4 of 4

In light of the foregoing, the Company does not believe that any amendment or revision to the Form 10-Q or the Company’s other filings with the Commission is necessary or appropriate at this time.

If you have any questions regarding any of the response in this letter, please call Paul Brost, our CFO at (703) 464-4151, our counsel, Elliott Smith at Winston & Strawn LLP, at (212) 294-6787, or me at (703) 464-4150.

Respectfully submitted,

/s/ Craig P. Coy
Craig P. Coy
Chief Executive Officer

cc:      N. Paul Brost